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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*



                                  REMEC, INC.
                   -----------------------------------------
                               (Name of Issuer)




                                 Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)




                                  75954310 1
                   -----------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)

CUSIP NO.  75954310 1              SCHEDULE 13G        PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RONALD E. RAGLAND
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    913,369 (See Item 4)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     24,250
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   913,369 (See Item 4)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               24,250
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          937,619 (See Item 4)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.05
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. (a)     Name of Issuer:

                REMEC, Inc. (the "Issuer")

        (b)     Address of Issuer's Principal Executive Offices:

                9404 Chesapeake Drive
                San Diego, California 92123

ITEM 2. (a)     Name of Person Filing:

                Ronald E. Ragland

        (b)     Address of Principal Business Office:

                9404 Chesapeake Drive
                San Diego, California 92123

        (c)     Citizenship:

                United States of America

        (d)     Title of Class of Securities:

                Common Stock

        (e)     CUSIP Number:

                75954310 1

ITEM 3. Inapplicable

ITEM 4. Ownership:

        (a)     Amount Beneficially Owned:

                913,369 shares of Common Stock (includes 96,400 shares issuable upon exercise of options on or before March 1, 1999)

        (b)     Percent of Class:

                4.05%

         (c)     Power to Vote and Dispose of Shares:

                (i) Sole power to vote or to direct the vote of 913,369 shares of Common stock (includes 96,400 shares issuable upon exercise of options on or before March 1, 1999).

                (ii) Shared power to vote or to direct the vote of 24,250 shares of Common Stock owned by the spouse and minor children of Reporting Person.

                (iii) Sole power to dispose or to direct the disposition of 913,369 shares of Common Stock (includes 96,400 shares issuable upon exercise of options on or before March 1,
                        1999).

                (iv) Shared power to dispose or to direct the disposition of 24,250 shares of Common Stock owned by the spouse and minor children of Reporting Person.

ITEM 5.  Ownership of Five Percent or Less of a Class:

         Inapplicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Inapplicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Inapplicable

ITEM 8.  Identification and Classification of Members of the Group:

         Inapplicable

ITEM 9.  Notice of Dissolution of Group:

         Inapplicable

ITEM 10. Certification:

         Inapplicable

                                   SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 15, 1999


                                                        /s/ RONALD E. RAGLAND
                                                        ---------------------
                                                        Ronald E. Ragland